UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

05047757

March 17, 2005

Robert Townsend, Esq.
Morrison & Foerster LLP
425 Market Street
San Francisco, CA 94105-2482

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/17/2005

Re: Altera Corporation
Incoming letter dated March 10, 2005

Dear Mr. Townsend:

This is in response to your letter dated March 10, 2005 concerning the shareholder proposal submitted to Altera by the United Brotherhood of Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters
Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

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CALIFORNIA 94105-2482

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March 10, 2005

BY OVERNIGHT DELIVERY

Office of Chief Counsel
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Altera Corporation
Request for Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

We are writing on behalf of our client, Altera Corporation, a Delaware corporation (the "**Company**"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "**Proposal**") submitted by Douglas J. McCarron of United Brotherhood of Carpenters and Joiners of America (the "**Proponent**"), may properly be omitted from the proxy materials (the "**Proxy Materials**") to be distributed by the Company in connection with its 2005 annual meeting of stockholders (the "**2005 Meeting**"), which is currently anticipated to be held on or about May 10, 2005.

Pursuant to Rule 14a-8(j)(2), we are enclosing six copies of (i) this letter and (ii) the Proposal submitted by the Proponent, attached hereto as Exhibit A. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent, to the attention of Ed Durkin, at the Proponent's request.

This letter is being filed with the Staff less than 80 calendar days before the Company files its definitive Proxy Materials with the Commission, which is currently anticipated to be on or about April 7, 2005. As further described below, the Company requests waiver of the 80-day requirement of Rule 14a-8(j) for good cause.

## I. Introduction

The Proposal requests that the directors of the Company adopt and implement a policy of expensing future stock options in the Company's annual income statement. Specifically, the Proposal states:

> "RESOLVED: That the stockholders of Altera Corporation ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company."

The Company requests that the Staff concur with its view that the Proposal may properly be omitted from its Proxy Materials pursuant to Rule 14a-8(i)(10) because, as discussed in more detail below, the Proposal will be substantially implemented by the Company in accordance with the newly pronounced accounting rules requiring expensing of stock options.

## II. The Proposal May be Excluded Under Rule 14a-8(i)(10) Because it Has Been Substantially Implemented

Rule 14-8(i)(10) allows a company to exclude a proposal if a company "has already substantially implemented the proposal" by taking the action that the proposal requests. The SEC has noted that, for a proposal to be omitted as moot under this rule, the proposal need not be implemented in full or precisely as presented. *See Exchange Act Release No. 34-20091* (August 16, 1983). Rather, "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *See Texaco Incorporated* (March 28, 1991) (emphasis added). If a company can demonstrate that it has adopted policies or acted to address a stockholder proposal, the Staff can concur that a proposal has been "substantially implemented" and that it may be excluded as moot. *See Hilton Hotels Corporation* (March 7, 2001); *Exxon Mobil Corporation* (January 24, 2001).

In this instance, the Company will be required to substantially implement the Proposal because on December 16, 2004, the Financial Accounting Standards Board ("**FASB**") issued its final rule, Statement of Financial Standards No. 123 (revised 2004) ("**Statement 123(R)**"), which requires the Company, as of the first interim or annual reporting period that begins after June 15, 2005, to recognize in financial statements the compensation cost relating to "share-based payment transactions." In the case of the Company, the first such reporting period will be the quarter beginning July 2, 2005.

Accordingly, a very short time after the Proposal would be voted upon at the 2005 Meeting, the Company will be legally required to begin expensing the cost of stock options in its quarterly and annual income statements.

The Proposal requests that the Company's directors establish a policy of expensing the costs of future stock options in the Company's annual income statement. Statement 123(R) accomplishes the objective that the Proposal seeks to implement as it will require the Company to disclose the cost of options on all of its income statements - not just the "annual" income statements as requested by the Proposal. While the Proposal only would require expensing of stock options in the Company's annual income statement pursuant to Statement 123(R), the Company will be expensing the cost of stock options in its quarterly income statement for the quarter beginning July 2, 2005, which is well in advance of the annual income statement as requested in the Proposal.

Because Statement 123(R) now requires the Company to implement the terms of the Proposal within a very brief period following the 2005 Meeting, we believe that the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(10).

We further note that the Commission has granted no-action requests to companies that sought to exclude identical proposals on identical grounds. See, *e.g.*, *Allegheny Energy Inc.* (February 14, 2005); *Intel Corporation* (February 14, 2005); *Time Warner Inc.* (available February 14, 2005); *Yahoo Inc.* (February 14, 2005); and *Pfizer Inc.* (February 15, 2005) (collectively, the "**Recent No-Action Letters**")

## III. Request for Waiver of the 80-Day Requirement

Rule 14a-8(j) requires a company to file its reason for excluding a proposal from its proxy statement no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. Rule 14a-8(j) does allow a company to submit its reason for exclusion of a proposal after 80 calendar days upon its demonstration of "good cause."

The Company believes that it has "good cause" for not submitting its no-action request earlier. Based on available prior Staff precedent, the Company initially determined not to submit a no-action request to the Staff on the assumption that such a request would be rejected. For example, in the *National Semiconductor Corporation No-Action Letter* (December 6, 2002), the Commission expressed the position that it did not concur in National Semiconductor Corporation's view that the stockholder proposal relating to option expensing, which incidentally was submitted by the same Proponent, may be excluded on the basis that the proposal related to ordinary business matters. In the *Cintas Corporation No-Action Letter* (August 13, 2004), the Commission similarly rejected Cintas Corporation's view that the stockholder proposal relating to option expensing may be excluded on the basis that the proposal was substantially implemented because the FASB only released the Exposure Draft requiring expensing of stock options.

However, in light of the adoption of Statement 123(R) and the Commission's position taken in the Recent No-Action Letters, which no-action letters were not publicly available until mid-February, the Company has determined that it would be appropriate to seek similar no-action relief. Based on the 80-day filing requirement and the anticipated filing date of April 7, 2005 for the Proxy Materials, the Company would have been required to file its no-action request on or prior to January 17, 2005, prior to the release of the Recent No-Action Letters during mid-February of 2005, stating the Commission's revised position with respect to option expensing proposals.

Further, given the precedent of the Recent No-Action Letters and the identical nature of the proposals, the Company believes that the Staff will not be unduly burdened by this request for waiver of the 80 days, and we hope the SEC will have adequate time to consider the arguments presented above. In addition, the Company does not believe that the Proponent will be prejudiced or harmed by the waiver since the Proponent was the same proponent as in the *Intel Corporation No-Action Letter* and the *Yahoo Inc. No-Action Letter*, discussed above, and therefore is already aware of the legal issues considered and position taken by the Commission on the same proposal.

The Company intends to finalize the Proxy Materials for printing on or about March24, 2005, and to file its definitive Proxy Materials on April 7, 2005. We would very much appreciate a response from the Staff on this no-action request as soon as practicable so that the Company can meet its printing and mailing schedule for the 2005 Meeting.

**IV. Conclusion**

For the reasons set forth above, the Company requests that the Staff concur with the Company's view that the Proposal may properly be omitted from the Proxy Materials for the 2005 Meeting pursuant to Rule 14a-8(i)(10). Should the Staff disagree with the Company's position or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

****

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (415) 268-7080, or, in my absence, Jaclyn Liu of this firm, at (415) 268-6722.

Very truly yours,

Robert Townsend, Esq.

Enclosures

cc: Katherine Scheulke, Altera Corporation

DEC 0 6 2004

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

*Douglas J. McCarron*

General President

December 3, 2004

Ms. Katherine E. Schuelke
Corporate Secretary
Altera Corporation
101 Innovation Drive
San Jose, CA 95134

Dear Ms. Schuelke:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Altera Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of stock option expensing. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 6,100 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

## Stock Option Expensing Proposal

**Resolved:** That the stockholders of Altera Corporation ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

**Supporting Statement:** Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report. (Financial Accounting Standards Board Statement 123) Many companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. We believe that the lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

"The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail*, "Expensing Options is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom—examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings.
>
> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings.

> Without blushing, almost all CEOs have told their shareholders that options are cost-free...
>
> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Bear Stearns recently reported that more than 483 companies are expensing stock options or have indicated their intention to do so. 113 of these companies are S&P 500 companies, representing 41% of the index based on market capitalization. (Bear Stearns Equity Research, February 12, 2004, "Companies that currently expense or intend to expense using the fair value method.")

This Fund and other Building Trades' union pension funds have sponsored numerous expensing proposals over the past two proxy seasons. Majority votes in support of the proposals were recorded at over fifty companies, including Georgia-Pacific, Thermo Electron, Apple Computer, Intel, IBM, Novell, PeopleSoft and Kohl's. We urge your support for this important reform.

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 17, 2005

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Altera Corporation
Incoming letter dated March 10, 2005

The proposal requests that the board establish a policy of expensing in the company's annual income statement the costs of all future stock options issued by the company.

There appears to be some basis for your view that Altera may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Altera omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We note that Altera did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Rebekah J. Toton
Attorney-Advisor